

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Paul R. Shlanta, Esq.
AGL Resources Inc.
Ten Peachtree Place, NE
Atlanta, Georgia 30309

    Re: AGL Resources Inc.
           Registration Statement on Form S-4
           Filed February 4, 2011
           File No. 333-172084

Dear Mr. Shlanta:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file counsels' legal and tax opinions as soon as possible to allow us sufficient time to review such opinions before you request acceleration of effectiveness of the registration statement.

Questions and Answers About the Special Meeting, page 1

Effects of the Merger; Merger Consideration, page 9

Common Stock, page 9

2. Please briefly discuss, here and throughout the prospectus, as appropriate, the primary rationale(s) for inclusion of an adjustment mechanism to ensure that the total stock consideration is not less than 40% of the total merger consideration. Please also include a cross-reference to other section(s) of the prospectus that discuss such rationale(s) or provide a greater description of such rationale(s).

3. In an appropriate place in the prospectus, please disclose how you intend to notify shareholders if you make changes in the exchange ratio resulting from the adjustment mechanism described in this section.

Annex E, page E-3

4. Please delete the language in the last paragraph stating that "[the] opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose… [or] be disclosed publicly in any manner." These statements imply a limitation on reliance by shareholders and are inconsistent with the disclosures relating to the opinion.

Item 22. Undertakings, page II-3

5. Please include the undertakings set forth in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: William Palmer, AGL Resources Inc.
Myra Bierria, AGL Resources Inc.